February 17, 2006
Mr. Stephen G. Krikorian
Branch Chief — Accounting
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549-0405

Re:	HealthStream, Inc. (the “Company”)
Form 10-K for the fiscal year ended December 31, 2004
Forms 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005
File Number: 000-27701
Dear Mr. Krikorian:
     On Tuesday, February 14, 2006, Susan Brownie, Scotty Roberts and I had a telephone conversation with Ms. Tamara Tangen during which she asked several follow-up questions regarding our response to the SEC Comment Letter dated January 17, 2006. We provided responses to Ms. Tangen during the call and have summarized those responses below in a format that corresponds to the numbered comments in the Comment Letter.
Comment 3 — Form 10-K for Fiscal Year Ended December 31, 2004 — Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources, pages 26 and 27
1. Explain whether the two billings in December 2004 contained tiered pricing structures. Have tiered pricing contracts resulted in collectibility problems from your customers?
RESPONSE: The two courseware subscription contracts consummated in December 2004 did not contain tiered pricing structures. Contractual arrangements which include tiered pricing arrangements, with price increases in the later years of the agreement, have not historically resulted in collection problems with customers. While our standard contract does not provide for early termination, our standard contract terms include a post termination provision for collection of the difference between the straight line fee and the tiered fee in the event of any alleged breach or other termination provision. As a result of these factors, we believe collection of any unbilled balances from customers is reasonably assured.

Mr. Stephen G. Krikorian
February 17, 2006

Comment 8 — Form 10-Q for the Quarter Ended September 30, 2005, Note 3 — Acquisition, pages 6 and 7
1.	Please provide further explanation with regard to the assumptions used to determine the useful life assigned to the customer related intangibles, specifically, what the average DMR contract term is and what percentage of contracts have renewed.
RESPONSE: With regard to our valuation of customer related intangible assets, our analysis of the historical contract data for DMR reflected the following approach: 1) we extended the remaining contract life as of the acquisition date for each individual contract, and 2) we extended the estimate to reflect two renewal terms in addition to the remaining term. We used two renewal terms based on the historical renewal and customer decay rates of the acquired business. Our approach, while based on the terms of each specific contract, reflects a weighted average initial contract term of approximately 2.8 years, with multiple surveys being provided over the contract term, and a historical customer contract renewal rate of 80.7% associated with the acquired business. The remaining contract terms resulted in a stream of cash payments from 2005-2007, with the renewal terms extending from 2011-2013. Because the cash flows attributable to the remaining and assumed renewal periods extended from seven to nine years from the acquisition date, we assigned an eight year life, which we believe to be a reasonable life with respect to the value of the relationships acquired in the context of the service offering of the acquired entity.
We hope that this supplemental information helps to clarify our response letter. Should you have any questions, please do not hesitate to contact me at (615) 301-3178 or Susan Brownie at (615) 301-3163 if you have any questions or further comments. Thank you for your assistance with this matter.
Sincerely,
Arthur E. Newman
Chief Financial Officer

cc:	Robert A. Frist, Jr., Chief Executive Officer, HealthStream, Inc.
Susan A. Brownie, Senior Vice President of Finance and HR, HealthStream, Inc.
J. Page Davidson, Bass, Berry & Sims PLC
Jon Billington, Ernst & Young LLP